Exhibit 99.1

Founder Group Limited Announces 100 for 1 Share Combination

SELANGOR, Malaysia, August 27, 2026 (GLOBE NEWSWIRE) -- Founder Group Limited (“FGL” or the “Company”) today announced that the authorised, issued, and outstanding shares of the Company will be combined on a 100 for 1 ratio with the marketplace effective date of September 1, 2026.

The objective of the share combination is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on September 1, 2026, the Company’s Class A shares of no par value each (the “Class A Shares”) will trade on the Nasdaq Capital Market on an adjusted basis, under the same symbol “FGL” but under a new CUSIP number, G3662E147.

As a result of the share combination, each 100 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. Each shareholder who holds fractional shares following, and as a result of, the share combination, will be issued with such bonus shares as is necessary to ensure that their shareholding is rounded up to the nearest whole number.

Immediately prior to the share combination, 7,369,159 Class A Shares and 186,358 Class B shares of no par value each (the “Class B Shares”) are issued and outstanding. As a result of the share combination, (i) the number of total issued and outstanding Class A Shares will be approximately 73,693, and (ii) the number of total issued and outstanding Class B Shares will be approximately 1,865 Class B Shares.

About Founder Group Limited

Founder Group Limited is a pure-play, end-to-end EPCC solutions provider for solar PV facilities in Malaysia. The company’s primary focus is on two key segments: large-scale solar projects and commercial and industrial (C&I) solar projects. The company’s mission is to provide customers with innovative solar installation services, promote eco-friendly resources and achieve carbon neutrality.

For more information on the Company, please visit https://www.founderenergy.com.my/.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

CONTACT INFORMATION:

For media queries, please contact:

Founder Group Limited
info@founderenergy.com.my